

August 20, 2010

Mr. Arthur Zafiropoulo
Chief Executive Officer
Ultratech, Inc.
3050 Zanker Road
San Jose, CA 95134

      Re: **Ultratech, Inc.**
            Form 10-K for the fiscal year ended December 31, 2009
            Filed March 1, 2010
            File No. 000-22248

Dear Mr. Zafiropoulo:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Martin James
                    Acting Assistant Director